13013897

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-66971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Renaissance Institutional Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022-7604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber — (212) 829-4490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 3/13

2A

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Institutional Management LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

USHA N. RAMASWAMY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RA6023456
Qualified in Richmond County
My Commission Expires April 19, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Renaissance Institutional Management LLC and Subsidiary

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

The Member
Renaissance Institutional Management LLC
and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of Renaissance Institutional Management LLC and Subsidiary (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Renaissance Institutional Management LLC and Subsidiary as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2013

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2012	
Assets	
Cash and cash equivalents	$ 6,002,277
Due from Parent	8,941,139
Prepaid expenses	57,849
Deposits	349,614
Fixed assets, net of accumulated depreciation and amortization of $820,298	210,473
Other	28,401
Total Assets	**$15,589,753**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 69,953
Taxes payable	98,117
Total Liabilities	**168,070**
Commitments (Note 6)	
Member's Equity	**15,421,683**
Total Liabilities and Member's Equity	**$15,589,753**

See accompanying notes to consolidated statement of financial condition.

1. Business

Renaissance Institutional Management LLC ("RIM") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

Renaissance Institutional Management (UK) Limited ("RIM UK"), a company incorporated in England and Wales and a wholly-owned subsidiary of RIM, is registered with the Financial Services Authority ("FSA") as an intermediary Securities and Futures Firm effective July 31, 2006. RIM UK commenced operations on June 21, 2006.

RIM engages in the private placement of securities and the solicitation and referral of clients and investors to Renaissance Technologies LLC ("Renaissance" or the "Parent"), an SEC registered investment adviser, and to private investment funds managed by the Parent. In exchange for its services, the Parent pays RIM placement fees. RIM is a wholly-owned subsidiary of the Parent.

RIM UK engages in the private placement of securities and the solicitation and referral of clients and investors to Renaissance.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is presented in United States dollars and is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated statement of financial condition includes the accounts and results of operations of RIM and its wholly-owned subsidiary, RIM UK (collectively, the "Company"). All intercompany balances and transactions have been eliminated.

Foreign Currency Translation

In the normal course of its operations, the Company enters into transactions denominated in foreign currencies. These transactions are recorded on the Company's consolidated statement of financial condition at the exchange rate in effect when the transaction was executed.

Balances denominated in foreign currencies have been converted to United States dollars based on the exchange rates at December 31, 2012.

Cash and Cash Equivalents

As of December 31, 2012, the Company maintains cash balances at two global financial institutions, including two foreign branches.

The Company classifies cash held in money market accounts as cash equivalents.

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Depreciation and Amortization

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the related lease.

Income Taxes

RIM is organized and operates as a limited liability company and, for U.S. tax purposes, is considered a disregarded entity that is not subject to federal and state income taxes as a separate entity. As such, the Company does not file its own tax returns but includes its respective share of income (loss) in the tax return of the Parent.

Because the Parent is a partnership, it complies with the provisions of Subchapter K of the Internal Revenue Code. Therefore, no provision for federal income tax is required.

Income from sources outside the United States may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. For U.K. tax purposes, current tax is measured at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted as of the consolidated statement of financial condition date.

Deferred tax balances are recognized in respect of all timing differences that have originated but not reversed by the consolidated statement of financial condition date except that the recognition of deferred tax assets is limited to the extent that RIM UK expects to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

The Company's management analyzes tax positions in accordance with U.S. GAAP for income taxes, which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. As of December 31, 2012, management concluded that no provision is required.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

3. Significant Risk Factors

In the normal course of business, the Company is subject to certain risks including the following:

Currency Risk

The Company is exposed to risks that the exchange rate of the United States dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the United States dollar.

4. Related Party Transactions

RIM receives compensation from Renaissance for providing solicitation and referral services to Renaissance. The fees paid by Renaissance equal 110% of RIM's operating expenses less depreciation plus 100% of the fees paid by RIM to RIM UK for services provided by RIM UK to RIM. Fees receivable are included in Due from Parent on the accompanying consolidated statement of financial condition.

RIM maintains an expense sharing agreement (the "Agreement") with the Parent. The Parent pays operational costs on RIM's behalf, which are recorded as a reduction of Due from Parent on the accompanying consolidated statement of financial condition. In accordance with the Agreement, the Parent also pays certain expenses on RIM's behalf for which the Parent is not entitled to reimbursement. The net Due from Parent at December 31, 2012, was $8,941,139.

The Parent sponsors a defined contribution 401(k) plan for its officers and full-time employees. The Parent matches on a five-to-one basis all contributions up to 10% of an employee's or officer's annual salary, subject to certain thresholds.

RIM UK sponsors a defined contribution pension plan for its director and full-time employees.

5. Fixed Assets, Net

Fixed assets, net at December 31, 2012, consist of the following:

	Estimated Useful Lives	Amount
Equipment	5 years	$ 335,550
Telecommunications	5 years	192,880
Software	3 years	93,650
Furniture and fixtures	7 years	104,878
Artwork	-	26,406
Leasehold improvements	Life of lease	277,407
		1,030,771
Less: Accumulated depreciation		(820,298)
		$ 210,473

6. Lease Commitments

Minimum annual rental expense for RIM UK office space under a non-cancellable operating lease consists of the following:

Year ending December 31,	
2013	$ 297,544
2014	297,544
2015	297,544
2016	119,177
	$1,011,809

The lease contains provisions for additional costs based upon certain costs incurred by the lessor.

As of December 31, 2012, RIM UK had $349,614 on deposit related to this lease commitment.

7. Other Assets

Other assets as of December 31, 2012, includes $25,539 of value added tax receivable.

8. Regulatory Net Capital Requirements

As a registered broker dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2012, the Company had regulatory net capital of $5,834,207 and a regulatory net capital requirement of $11,205. The Company's ratio of aggregate indebtedness to regulatory net capital was .03 to 1 at December 31, 2012.

Reconciliation Pursuant to Rule 17a-5(d)(4)

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$1,360,832
Plus cash balance of subsidiary	4,439,740
Plus intercompany balances eliminated in consolidation	198,652
Less liability of subsidiary	(165,017)
Net capital per above	$5,834,207

As of December 31, 2012, RIM UK meets the capital resources requirement of the FSA.

9. Income Taxes

As of December 31, 2012, temporary differences resulted in deferred tax assets and were related to depreciation on fixed assets.

At December 31, 2012, RIM UK had current and deferred taxes assets of $2,862. This amount is included in other assets in the accompanying consolidated statement of financial condition.

10. Subsequent Events

Management has evaluated subsequent events through February 27, 2013, the date the consolidated statement of financial condition was available to be issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's consolidated statement of financial condition.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Member
Renaissance Institutional Management LLC and Subsidiary
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Renaissance Institutional Management LLC and Subsidiary (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 27, 2013